Exhibit 12.1

INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended
(Dollars in Millions)	Jun 30, 2018	Jul 1, 2017
Earnings[1]	$10,789	$8,443
Adjustments:
Add - Fixed charges	483	457
Subtract - Capitalized interest	(239)	(136)
Earnings and fixed charges (net of capitalized interest)	$11,033	$8,764

Fixed charges:
Interest[2]	$228	$302
Capitalized interest	239	136
Estimated interest component of rental expense	16	19
Total	$483	$457

Ratio of earnings before taxes and fixed charges, to fixed charges	23x	19x

[1]	After adjustments required by Item 503(d) of Regulation S-K.

[2]	Interest within provision for taxes on the consolidated condensed statements of income is not included.